UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Navigators Group, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

638904102

(CUSIP Number)

Terence N. Deeks

c/o The Navigators Group, Inc.

400 Atlantic Street

8th Floor

Stamford, Connecticut 06901

Telephone: (203) 905-6090

with copies to:

Marc M. Tract, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Telephone: (212) 940-8800

David H. Landau, Esq.

Ballard Spahr LLP

1675 Broadway

19th Floor

New York, New York 10019

Telephone: (212) 223-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638904102

1	NAME OF REPORTING PERSONS: Terence N. Deeks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DUAL: BRITISH SUBJECT/NATURALIZED AMERICAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,481 Shares*
	8	SHARED VOTING POWER 97,400 Shares*
	9	SOLE DISPOSITIVE POWER 141,481 Shares*
	10	SHARED DISPOSITIVE POWER 97,400 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,652,037 Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.

CUSIP No. 638904102

1	NAME OF REPORTING PERSONS: Monica J. Deeks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Non Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DUAL: BRITISH SUBJECT/NATURALIZED AMERICAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,413,156 Shares*
	8	SHARED VOTING POWER 97,400 Shares*
	9	SOLE DISPOSITIVE POWER 2,413,156 Shares*
	10	SHARED DISPOSITIVE POWER 97,400 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,556 Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.

CUSIP No. 638904102

This Amendment No. 4 (this “Amendment”) to Schedule 13D (the “Initial Statement”) relates to the shares of common stock, $0.10 par value per share (the “Shares”), of The Navigators Group, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 400 Atlantic Street, 8th Floor, Stamford, Connecticut 06901.

This Amendment amends the Initial Statement, filed by Terence N. Deeks and Monica J. Deeks (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 9, 2002 and amended by the statements on Schedule 13D/A (the “Statements” and, together with the Initial Statement, the “Schedule 13D”) filed by the Reporting Persons on March 17, 2005, April 7, 2008 and April 11, 2008. All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On August 22, 2018, the Company, The Hartford Financial Services Group, Inc., a Delaware corporation (“Parent”), and Renato Acquisition Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into the Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent has agreed to acquire the Company. The Merger Agreement provides that, upon the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a subsidiary of Parent (the “Merger”).

Concurrent with and as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, each Reporting Person, the Deeks Family Foundation, the Terence N. Deeks 2016 Qualified Three Year Annuity Trust, the Terence N. Deeks 2017 Qualified Three Year Annuity Trust, the Terence N. Deeks 2018 Qualified Three Year Annuity Trust, the Claire E. Deeks 1995 Trust, the Jane Deeks McCarthy 1995 Trust, the Karen E. Deeks 2001 Trust, the Ian E. Deeks 2003 Trust, the 2005 Deeks Declaration Children’s Trust, the Katelyn T. McCarthy Original 1998 Trust and the Courtney J. McCarthy Original 1998 Trust (collectively, the “Stockholders”) entered into a Voting Agreement, dated as of August 22, 2018, with the Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Stockholders have agreed, among other things, to vote the Shares beneficially owned by each of them in favor of approval of the Merger Agreement and the transactions contemplated thereby, subject to the terms of the Voting Agreement.

The preceding descriptions of the Merger Agreement and the Voting Agreement do not contain complete descriptions of such agreements and are qualified in their entirety by reference to the terms of the Voting Agreement and the Merger Agreement, which are incorporated herein by reference. The Voting Agreement and Merger Agreement are filed as exhibits hereto.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Terence N. Deeks may be deemed to beneficially own 2,652,037 Shares, or approximately 8.9% of the outstanding Shares of the Company. The percentage of Shares beneficially owned by Mr. Deeks has decreased since the last Statement as a result of transfers of Shares to family members and trusts for estate planning purposes (for which Mr. Deeks disclaims beneficial ownership). In addition, since the last Statement, the Company issued equity awards to employees under the Company’s approved stock incentive plans. As such awards have vested, the Company issued new Shares to such employees, which reduced the percentage of Shares beneficially owned by Mr. Deeks. The Shares beneficially owned by Mr. Deeks represent the aggregate of (i) 141,481 Shares held by him outright, (ii) 56,400 Shares jointly held with Monica J. Deeks, (iii) 2,413,156 Shares held by the Terence N. Deeks 2016 Qualified Three Year Annuity Trust (the “2016 Trust”), the Terence N. Deeks 2017 Qualified Three Year Annuity Trust (the “2017 Trust”) and the Terence N. Deeks 2018 Qualified Three Year Annuity Trust (the “2018 Trust” and, collectively with the 2016 Trust and the 2017 Trust, the “Trusts”), and (iv) 41,000 Shares held by the Deeks Family Foundation (the “Foundation”). This amount excludes 3,720,168 Shares which are held under certain instruments of trust for the benefit of Mr. Deeks’ children and grandchildren, of which Mr. Deeks disclaims beneficial ownership.

As of the date hereof, Monica J. Deeks may be deemed to beneficially own 2,510,556 Shares, or approximately 8.4% of the outstanding Shares of the Company. The percentage of Shares beneficially owned by Ms. Deeks has decreased since the last Statement as a result of transfers of shares to family members and trusts for estate planning purposes (for which Ms. Deeks disclaims beneficial ownership). In addition, since the last Statement, the Company issued equity awards to employees under the Company’s approved stock incentive plans. As such awards have vested, the Company issued new Shares to such employees, which reduced the percentage of Shares beneficially owned by Ms. Deeks. The Shares beneficially owned by Ms. Deeks represent the aggregate of (i) 2,413,156 Shares held by the Trusts, (ii) 56,400 Shares jointly held with Terence N. Deeks, and (iii) 41,000 Shares held by the Foundation.

Terence N. Deeks has the sole power to vote and dispose of 141,481 Shares held by him. Monica J. Deeks, as trustee of the Trusts, has the sole power to vote and dispose of 2,413,156 Shares held by the Trusts. The Reporting Persons share the power to vote and dispose of 97,400 Shares.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly disclaim beneficial ownership of the 2,413,156 Shares held by the Trusts, except to the extent of their pecuniary interests therein. In addition, Terence N. Deeks expressly disclaims beneficial ownership of the 41,000 Shares held by the Foundation, except to the extent of his pecuniary interest therein. The filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares held by the Trusts or the Foundation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.

Agreement and Plan of Merger, dated as of August 22, 2018, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 22, 2018).

2.

Voting Agreement, dated as of August 22, 2018, by and among Parent, each Reporting Person, the Deeks Family Foundation, the Terence N. Deeks 2016 Qualified Three Year Annuity Trust, the Terence N. Deeks 2017 Qualified Three Year Annuity Trust, the Terence N. Deeks 2018 Qualified Three Year Annuity Trust, the Claire E. Deeks 1995 Trust, the Jane Deeks McCarthy 1995 Trust, the Karen E. Deeks 2001 Trust, the Ian E. Deeks 2003 Trust, the 2005 Deeks Declaration Children’s Trust, the Katelyn T. McCarthy Original 1998 Trust and the Courtney J. McCarthy Original 1998 Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2018

By:	/s/ Terence N. Deeks
Terence N. Deeks

By:	/s/ Monica J. Deeks
Monica J. Deeks